

06005414

13D 3/22

AB 3/30

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 04/431

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2005__ AND ENDING __12/31/2005__
               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kane, McKenna Capital, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 N. Wacker Drive, Suite 1600
      (No. and Street)

Chicago   IL   60606
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip R. McKenna   312-444-1702
                  (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William F. Currie & Co., Ltd.
    (Name – if individual, state last, first, middle name)

1301 W. 22nd St., Suite 400, Oakbrook, IL 60523
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant
 ☐ Public Accountant
 ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___John Rossi_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Kane, McKenna Capital, Inc._____ , as of ___February 27_____, 20_06_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

"OFFICIAL SEAL"
JENNIFER J. SCACCIA
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 06/07/2008

_____
Signature

_____
Title (Vice-President)

Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KANE, McKENNA CAPITAL, INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004
AND
INDEPENDENT AUDITOR'S REPORT

TABLE OF CONTENTS

DECEMBER 31, 2005 AND 2004



Gurrie

Certified Public Accountants and Consultants

1301 West 22nd Street, Suite 400
Oak Brook, IL 60523
main: 630-990-3131
fax: 630-990-0039

www.gurrie.com

INDEPENDENT AUDITOR'S REPORT

January 25, 2006

Kane, McKenna Capital, Inc.
150 N. Wacker Drive, Suite 1600
Chicago, Illinois 60606

We have audited the accompanying balance sheets of Kane, McKenna Capital, Inc. (an Illinois Corporation and wholly owned subsidiary of Kane, McKenna and Associates, Inc.), as of December 31, 2005 and 2004 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kane, McKenna Capital, Inc., as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

William F. Gurrie & Co. Ltd.
WILLIAM F. GURRIE & CO., LTD.

KANE, McKENNA CAPITAL, INC.

BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Current Assets:		
Cash	$ 172,510	$ 57,205
Accounts receivable	43,205	73,363
Total Current Assets	215,715	130,568
Total Assets	$ 215,715	$ 130,568
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Current Liabilities:		
Accounts payable	$ -	$ 2,350
Due to parent	136,400	35,529
Income taxes payable to parent	238	14,497
Total Liabilities	136,638	52,376
Stockholder's Equity		
Common Stock - Class A ($1.00 par value, 1,000 shares authorized, 1,000 shares issued and outstanding)	1,000	1,000
Stock Subscriptions Receivable	(18,500)	(18,500)
Additional paid-in capital	24,000	24,000
Retained Earnings	72,577	71,692
Total Stockholder's Equity	79,077	78,192
Total Liabilities and Stockholder's Equity	$ 215,715	$ 130,568

The accompanying notes to financial statements are an integral part of this statement.

Exhibit 6

KANE, McKENNA CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock, $ Par Value 1,000 Shares Authorized		Additional Paid-In Capital	Stock Subscriptions Recievable	Retained Earnings	Total
	Number of Shares	Amount				
Balance, December 31, 2003	1,000	$ 1,000	$ 24,000	$ (18,500)	$ 17,817	$ 24,317
Dividend paid	-	-	-	-	-	-
NET INCOME	-	-	-	-	53,875	53,875
Balance, December 31, 2004	1,000	1,000	24,000	(18,500)	71,692	78,192
Dividend paid	-	-	-	-	-	-
NET INCOME	-	-	-	-	885	885
Balance, December 31, 2005	1,000	$ 1,000	$ 24,000	$ (18,500)	$ 72,577	$ 79,077

The accompanying notes to financial statements are an integral part of this statement.

1. ORGANIZATION

Kane, McKenna Capital, Inc. (the "Company") is a wholly owned subsidiary of Kane, McKenna and Associates, Inc. ("the Parent"). The Parent is organized to engage in and provide economic business and financial consulting and advisory services to both the private and public sectors, primarily in Chicago and surrounding areas.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Company in the preparation of its financial statements:

A. *Revenue Recognition*

The Company provides advice and consulting services to issuers or obligors with respect to the issuance or proceeds of municipal securities. The Company receives a fee for its services based on either hours of services provided at negotiated hourly rates or fixed fees based on contractual agreements. Fees are recorded as revenue as consulting services are performed.

B. *Cash and Cash Equivalents*

For purposes of the statement of cash flows, the Company considers all deposit accounts and investments with a maturity of three months or less to be cash equivalents.

C. *Use of Estimates in Preparation of Financial Statements*

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its objective being to require a broker and dealer to maintain adequate net capital, as defined. Specifically, the rule prohibits a broker-dealer from permitting "aggregate indebtedness" to exceed 15 times "net capital" (15 to 1), as both those terms are defined. Net capital information as of December 31, 2005 and 2004 is as follows:

	2005	2004
Minimum net capital requirement	$ 6,500	$ 6,500
Actual net capital, as defined	35,872	7,302
Aggregate indebtedness, as defined	136,638	52,376

(Continued)

TOTAL STOCKHOLDER'S EQUITY	$	79,077
DEDUCTIONS:		
Total non-allowable assets		43,205
NET CAPITAL	$	35,872
REQUIRED NET CAPITAL	$	6,500
EXCESS NET CAPITAL	$	29,372

Note: There is no material difference between the audited Net Capital computation and Kane, McKenna Capital, Inc.'s calculation in its corrected FOCUS report for December 31, 2005.

No computation for possession or control requirements has been made since Kane McKenna Capital, Inc. is exempt from these requirements pursuant to paragraph (k)(2)(ii) because the Company does not carry customers' accounts on its books.

RECONCILIATIONS

PURSUANT TO RULE 17A5 (d) (4)

DECEMBER 31, 2005

		RULE 15c3-1	
		Net Capital	Total Aggregate Indebtedness

AS REPORTED BY KANE MCKENNA CAPITAL, INC.
IN THE UNAUDITED FINANCIAL AND OPERATIONAL
COMBINED UNIFORM SINGLE ("FOCUS") REPORT PART II A:

	Net Capital	Total Aggregate Indebtedness
Net Capital	$ 35,872	$ -
Total Aggregated Indebtedness	-	136,638
Total Adjusted Balances	$ 35,872	$ 136,638



Certified Public Accountants and Consultants

1301 West 22nd Street, Suite 400
Oak Brook, IL 60523
main: 630-990-3131
fax: 630-990-0039

www.gurrie.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

January 25, 2006

Kane, McKenna Capital, Inc.
150 N. Wacker Drive, Suite 1600
Chicago, Illinois 60606

In planning and performing our audit of the financial statements of Kane, McKenna Capital, Inc. (an Illinois corporation and wholly owned subsidiary of Kane, McKenna and Associates, Inc.) for the years ended December 31, 2005 and 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives states in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

William F. Gurrie & Co., Ltd.

WILLIAM F. GURRIE & CO., LTD.